

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

John James
Chief Executive Officer and Director
Fusion Acquisition Corp.
375 Park Avenue, Suite 2607
New York, New York 10152

> **Re:  Fusion Acquisition Corp.**
>       **Draft Registration Statement on Form S-1**
>       **Submitted April 2, 2020**
>       **CIK No. 0001807846**

Dear Mr. James:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on April 2, 2020

Management, page 93

1.    Please revise to clarify the business experience of your officers and directors to clearly include each person's principal occupations and employment during the past five years, and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the respective person should serve as a director of your company. In particular, please revise to provide the time periods that your Chief Financial Officer and director, Jeffrey Gary, has been on the advisory boards for Monroe Capital and DealBox, respectively, as well as clarify the periods of employment as a senior portfolio manager at AIG/SunAmerica and an investment banker at Mesirow Financial. See Item 401(e) of Regulation S-K.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:      Elliott Smith